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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                 SRS Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78464M 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]       Rule 13d-1(b)
                  [X]       Rule 13d-1(c)
                  [ ]       Rule 13d-1(d)


----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 78464M 10 6                 13G                      Page 2 of 6 Pages


--------------------------------------------------------------------------------
 1        NAMES OF REPORTING PERSONS OR
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Walter W. Cruttenden
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
   NUMBER         5          SOLE VOTING POWER
  OF SHARES
BENEFICIALLY                       488,000
    OWNED      -----------------------------------------------------------------
   BY EACH        6          SHARED VOTING POWER
  REPORTING
   PERSON                          -0-
    WITH       -----------------------------------------------------------------
                  7          SOLE DISPOSITIVE POWER

                                   488,000
               -----------------------------------------------------------------
                  8          SHARED DISPOSITIVE POWER

                                   -0-
--------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          488,000
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                             /X/
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          4.2% (Based on 11,688,893 shares of SRS Labs, Inc.' common stock reported as outstanding as of December 31, 1998.)
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------------------------------------------------------------------------------

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CUSIP No. 78464M 10 6                 13G                      Page 3 of 6 Pages


Item 1(a). Name of Issuer:

                SRS Labs, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

                2909 Daimler Street, Santa Ana, California 92705

Item 2(a). Name of Person Filing:

                Walter W. Cruttenden

Item 2(b). Address of Principal Business Office or, if None, Residence:

                Cruttenden Roth Incorporated, 18301 Von Karman, Suite 100, Irvine, California 92715

Item 2(c). Citizenship:

                U.S.A.

Item 2(d). Title of Class of Securities:

                Common Stock

Item 2(e). CUSIP Number:

                78464M 10 6

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                (a) [ ] Broker or dealer registered under section 15 of the
                        Act (15 U.S.C.78o);

                (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                        U.S.C. 78c);

                (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                (d) [ ] Investment company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8);

                (e) [ ] An investment adviser in accordance with section
                        240.13d-1(b)(1)(ii)(E);

                (f) [ ] An employee benefit plan or endowment fund in
                        accordance with section 240.13d-1(b)(1)(ii)(F);

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CUSIP No. 78464M 10 6                 13G                      Page 4 of 6 Pages


                (g) [ ] A parent holding company or control person in
                        accordance with section 240.13d-1(b)(1)(ii)(G);

                (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                (j) [ ] Group, in accordance with section
                        240.13d-1(b)(1)(ii)(J).

                If this statement is filed pursuant to section 240.13d-1(c), check this box [ X ].

Item 4. Ownership.

                (a)     Amount Beneficially Owned:                       488,000

                (b)     Percent of Class:                                   4.2%

                (c)     Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:  488,000

                        (ii)  Shared power to vote or to direct the vote:     0

                        (iii) Sole power to dispose or to direct the
                              disposition of:                            488,000

                        (iv)  Shared power to dispose or to direct the
                              disposition of:                                  0

                        Walter W. Cruttenden's beneficial ownership of the 488,000 shares set forth above is subject to applicable community property laws. The 488,000 shares beneficially owned by Mr. Cruttenden include 87,000 shares held by Mr. Cruttenden as custodian for three of his children, Rian P. Cruttenden (29,000 shares), Jeffrey J. Cruttenden (29,000 shares) and Alexander Cruttenden (29,000 shares), each of whom has the right to receive the dividends from, and the proceeds from the sale of such shares. The 488,000 shares beneficially owned by Mr. Cruttenden do not include 29,000 shares held by one of his children, Christopher L. Cruttenden. Mr. Cruttenden disclaims beneficial ownership of the 29,000 shares held by Christopher L. Cruttenden.

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CUSIP No. 78464M 10 6                 13G                      Page 5 of 6 Pages


Item 5. Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ X ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

               Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

               Inapplicable.

Item 8. Identification and Classification of Members of the Group.

               Inapplicable.

Item 9. Notice of Dissolution of Group.

               Inapplicable.

Item 10. Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the Issuer of the securities and were not acquire and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 78464M 10 6                 13G                      Page 6 of 6 Pages


SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                           February 16, 1999
                                                        ------------------------
                                                                  Date


                                                        /s/ Walter W. Cruttenden
                                                        ------------------------
                                                            Walter W. Cruttenden